KONARED CORPORATION
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, HI 96756

December 12, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	KonaRed Corporation (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-198804

In connection with the Registration Statement, the Company hereby requests acceleration of the effective date of the Registration Statement to 3:00 p.m. (Eastern time) Tuesday, December 16, 2014 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

  We acknowledge that

  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at 604.643.3106; or John Dawe our Chief Financial Officer, at 604.939.2444.

Yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director